                                                                  EXHIBIT (d)(3)










                    AMENDED AND RESTATED DEED OF UNDERTAKING

                                     BETWEEN





                             CHARLES WARREN FERGUSON





                                       AND





                         GE POWER SYSTEMS EQUITIES, INC.





                                SLAUGHTER AND MAY
                              35 BASINGHALL STREET
                                 LONDON EC2V 5DB
                                      CWYU

THIS DEED is dated 17th August, 2000

BETWEEN:


(1) Charles Warren Ferguson (the "VENDOR"), of 2404 Rock Creek Drive, Kerrville, Texas, USA, 78028; and


(2)   GE Power Systems Equities, Inc. (the "PURCHASER"), a Delaware corporation.


WHEREAS

(A) The Purchaser proposes to make the Offer to purchase the whole of the share capital of the Company, issued and to be issued.

(B)   The Vendor has agreed to accept the Offer in respect of the Committed
Shares.

(C) The Vendor has agreed to make certain payments to the Purchaser if the Acquisition Agreement is terminated in certain circumstances and the Vendor sells or otherwise disposes of the Committed Shares pursuant to an Acquisition Proposal.

THE PARTIES AGREE THAT:

1.    INTERPRETATION

1.1   DEFINITIONS

      In this Deed, except where the context otherwise requires:

      "ACQUISITION   AGREEMENT"   means  the  agreement  of  even  date
      between Parent and the Company relating to the Offer;

      "ACQUISITION PROPOSAL" has the meaning given to it in the Acquisition Agreement;

      "BUSINESS DAY" means a day, other than a Saturday or Sunday, on which banks are open for ordinary banking business in London;

      "CITY CODE" means The City Code on Takeovers and Mergers;

      "COMMITTED OPTIONS" means the options to subscribe Ordinary Shares of the Company, particulars of which are set out in Part 2 of Schedule 1 and includes the Ordinary Shares and/or American Depositary Shares of the Company issued on exercise of such options and any Ordinary Shares and/or American Depositary Shares of the Company attributable to or deriving from such securities;

      "COMMITTED SHARES" means the Ordinary Shares and/or American Depositary Shares of the Company particulars of which are set out in Part 1 of
      Schedule 1 and shall include any Ordinary Shares and/or American Depositary Shares of the Company attributable to or deriving from such securities;

      "COMPANY" means Smallworldwide plc, a public company registered in England & Wales with registered number 2292791 and having its registered address at Elizabeth House, 1 High Street, Chesterton, Cambridge, Cambridgeshire CB4 1WR;

      "CONNECTED PERSON" means in relation to the Vendor any person who would be treated as connected with such Vendor pursuant to section 346 of the Companies Act 1985 if such Vendor was a director of a company incorporate under that Act;

      "MAXIMUM ACCOUNTING AMOUNT" means $305,623;

      "OFFER" means the proposed offer by the Purchaser for the shares of the Company described in the Press Announcement;

      "OFFER PRICE" means $20 per Ordinary Share or American Depositary Share of the Company;

      "PARENT" means General Electric Company;

      "PRESS ANNOUNCEMENT" means the press announcement containing details of the Offer which the Purchaser and the Company propose to release on the date of this Deed, a draft of which is attached to this Deed;

      "ROLL-OVER PROPOSAL" means the proposal to be made by the Purchaser to holders of options to roll-over their options into options over shares issued by the Parent, as described in more detail in Schedule 2;

      "WARRANTIES" means the undertakings, representations, warranties, confirmations and other obligations set out in Clause 4.

1.2   CONSTRUCTION

      In this Deed where the context admits:-

      (A) words and phrases the definitions of which are contained or referred to in Part XXVI of the Companies Act 1985 shall be construed as having the meanings so attributed to them;

      (B) references to statutory provisions shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions from time to time and shall include references to any provisions of which they are re-enactments (whether with or without modification);

      (C) references to Clause(s), paragraph(s) and Schedule(s) are references to Clause(s) and paragraphs of and Schedule(s) to this Deed and references to this Deed include the Schedules; and

      (D) references to a "person" include any individual, company, body corporate, corporation sole or aggregate, government, state or agency or a state, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the laws of which it was incorporated or exists) and a reference to any of them shall include a reference to the others.

1.3   HEADINGS

      The headings, sub-headings, and contents pages are inserted for convenience only and shall not affect the construction of this Deed.

1.4   SCHEDULES

      Each of the Schedules shall have effect as if set out in this Deed.

2.    UNDERTAKING TO ACCEPT THE OFFER

2.1 The Vendor irrevocably agrees and undertakes to accept, or procure the acceptance of, the Offer in respect of the Committed Shares.

2.2 The Vendor further irrevocably agrees and undertakes that he will procure that such acceptance is not withdrawn notwithstanding that such withdrawal may be permitted under the terms of the Offer.

2.3 The Vendor irrevocably and by way of security for his obligations hereunder appoints the Purchaser and any director of the Purchaser to be his attorney to sign, execute and deliver on his behalf forms of acceptance and any other document required for a valid acceptance of the Offer in respect of the Committed Shares and to do all acts and things in his name as may be necessary for or incidental to such acceptance.

2.4 The Vendor irrevocably agrees and undertakes to accept the Roll-over Proposal in respect of Committed Options with an Option Value representing not less than 45 per cent of the aggregate Option Value of all of the Committed Options, such acceptance to be made in respect of options which will vest later before acceptance is made in respect of options vesting sooner. For this purpose "Option Value" means in respect of an Option the difference between the exercise price for such Option and $20. The Vendor further irrevocably agrees that the Rolled-over Options granted to him in respect of the rolling over of Committed Options with vesting conditions based on share prices less than the Offer Price will be deemed not to have vested but will vest in three equal tranches on January 1 of each of the years 2001, 2002 and 2003, except in the case of voluntary termination of the Vendor's employment with the Parent and its subsidiaries upon terms mutually satisfactory to Parent (or its relevant subsidiary) and the Vendor, set forth in a written agreement between Parent (or such subsidiary) and the Vendor, in which case the deferral of the vesting of the Rolled-over Options will automatically cease and such options will then vest.

3.    SALE OF COMMITTED SHARES

3.1   If:

            (i)   the circumstances described in Section 5.2(b)(i), (iii) or
                  (iv) of the Acquisition Agreement occur; and

            (ii) prior to the first anniversary of the date of this Deed, the Vendor and/or any Connected Person of the Vendor, directly or indirectly, and whether by agreement or by operation of law, sells, transfers, assigns, conveys or otherwise disposes of the Committed Shares or the Committed Options or enters into any other agreement or arrangement the financial effect of which is substantially equivalent thereto or enters in to any agreement to do any of the foregoing in each case with or to a person who is a party to or has proposed to enter into an Acquisition Proposal, or is acting jointly with or in concert with such a person (such a person a "Competing Third Party" and such a transaction a "Relevant Transaction"), the Vendor covenants and agrees to pay to the Purchaser an amount determined in accordance with Clauses 3.2 and 3.3 which shall be payable in accordance with Clause 3.4.

3.2 The amount payable by the Vendor to the Purchaser pursuant to Clause 3.1 shall be the amount (the "Accounting Amount"), equal to the lower of (1) the Maximum Accounting Amount and (2) the difference between (a) the aggregate value of the consideration received, directly or indirectly, by the Vendor and/or the relevant Connected Person of the Vendor for the Committed Shares and the Committed Options pursuant to the Relevant Transaction less any amount of tax required to be paid by the Vendor and/or the relevant Connected Person of the Vendor as a consequence of the Relevant Transaction; and (b) the consideration which the Vendor and/or the relevant Connected Person of the Vendor would have received for the Committed Shares and the Committed Options under the Offer (the "Total Consideration") less the amount of tax which the Vendor and/or the relevant Connected Person of the Vendor would have been required to pay as a consequence of receiving the Total Consideration pursuant to the Offer. For the purpose of valuing the consideration received by the Vendor and/or the relevant Connected Person of the Vendor for the Committed Options pursuant to a Relevant Transaction or the Offer, as the case may be, the consideration received will be deemed to be the consideration which would have been received if the Committed Options had been exercised and the consideration due pursuant to the Relevant Transaction or the Offer, as the case may be, had been received for the Ordinary Shares and/or American Depositary Shares issued on such exercise.

3.3 If the consideration received by the Vendor and/or the relevant Connected Person of the Vendor pursuant to a Relevant Transaction (the "Competing Third Party Consideration") includes any property other than cash, the amount of aggregate consideration received by the Vendor shall be deemed to be the sum of: (a) the fixed cash amount, if any, included in the Competing Third Party Consideration; and (b) the fair market value of such other property. If such other property includes securities listed on an existing public trading market, the fair market value of such securities shall be deemed to be equal to the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the closing date of the Relevant Transaction, as the case may be. If such Competing Third Party Consideration includes property other than cash or securities listed on an existing public trading market and agreement on the value of such other property has not been reached, the Competing Third Party Consideration shall be deemed to be the amount of any cash included in the Competing Third Party Consideration PLUS the fair market value of such other property as determined by a nationally recognised investment banking firm agreed by the parties or, in the absence of such agreement, Merrill Lynch Pierce Fenner Smith. The parties shall use all reasonable efforts to cause any determination of the fair market value of such other property to be made within two Business Days after the closing date of the Relevant Transaction.

3.4 The Vendor shall pay any sum owing to the Purchaser pursuant hereto within five days of the receipt by the Vendor of the Competing Third Party Consideration. Payment of the cash portion of the Accounting Amount shall be made by wire transfer of immediately available funds to a bank account designated by the Purchaser. If non-cash consideration is received by the Vendor and/or any Connected Person of the Vendor as part of the Competing Third Party Consideration, then the Vendor shall transfer cash and non-cash consideration in payment of the Accounting Amount in proportion to that received by the Vendor and/or any Connected Person of the Vendor as Competing Third Party Consideration, except that the Vendor may, at its option, pay to the Purchaser the cash equivalent of such non-cash consideration (as determined under Clause 3.3 and with the timing and method of payment set out above). The Vendor shall transfer to the Purchaser good and valid title to such non-cash consideration to be transferred hereunder, free and clear of any and all encumbrances, within five days of receipt by the Vendor and/or any Connected Person of the Vendor of the Competing Third Party Consideration.

4.    UNDERTAKINGS, REPRESENTATIONS, WARRANTIES AND CONFIRMATIONS

4.1   VENDOR OBLIGATIONS

      The Vendor hereby irrevocably undertakes, represents and warrants to the Purchaser as follows:

      (A) he is, or a Connected Person identified in Schedule 1 is, the beneficial owner and the registered holder of the Committed Shares and the Committed Options and the Committed Shares and the Committed Options are free from all encumbrances, liens and charges. Other than the Committed Shares and the Committed Options there are no shares in the Company registered in the Vendor's name (or in the name of any of its Connected Persons) or beneficially owned, or managed and controlled, by the Vendor (or any of its Connected Persons) or in which the Vendor (or any of its Connected Persons) has an interest and neither the Vendor nor any of its Connected Persons has any rights, warrants or options to acquire or subscribe for shares in the Company;

      (B) unless and until the Offer shall have closed, lapsed or shall have been withdrawn, save as referred to in this Deed or by way of acceptance of the Offer, the Vendor shall not, and shall procure that its Connected Persons shall not, otherwise than pursuant to the Offer, sell or otherwise dispose of or permit the sale or other disposition of all or any of the Committed Shares or the Committed Options or any interest in any of the Committed Shares or the Committed Options;

      (C) unless and until the Offer shall have closed, lapsed or shall have been withdrawn, save pursuant to this Deed, neither the Vendor nor any Connected Person of the Vendor has agreed, conditionally or otherwise, to dispose of all or any of the Committed Shares or the Committed Options or any interest therein;

      (D) the Vendor shall not (and shall procure that its Connected Persons do not), without the prior written consent of the Purchaser, purchase or otherwise acquire any shares in the Company or any interest therein or agree to do so;

      (E) the Vendor shall procure that, unless and until the Offer shall have closed, lapsed or shall have been withdrawn, no other agreement or arrangements (including any undertaking) shall be entered into (other than with the Purchaser) which could result in the disposal of, or the creation or existence of any encumbrance, lien or charge over on, all or any of the Committed Shares or the Committed Options or any interest therein or which might in any way restrict the disposal of the Committed Shares or the Committed Options or any of them and no other offer shall be accepted in respect of the Committed Shares or the Committed Options or any of them;

      (F) at all times after the date hereof and until the Offer shall have closed, lapsed or been withdrawn, the Vendor shall comply with the requirements of Section 4.5(b) of the Acquisition Agreement applicable to the Board of Directors of the Company and with the requirements of Section 4.8 of the Acquisition Agreement applicable to a Representative of the Company (as defined in the Acquisition Agreement);

      (G) so far as is consistent with his fiduciary duty as a Director, the Vendor will recommend acceptance of the Offer to the Company's shareholders; and

      (H) the Vendor will join with the other Directors of the Company in making such statements of responsibility in relation to information relating to the Company and its subsidiaries as may be required under Rule 19.2 of the City Code.

4.2   BINDING OBLIGATIONS

      Each party warrants and represents to the other that it has full power and authority to enter into and perform its obligations under this Deed in accordance with the terms of this Deed and that the obligations imposed on it hereunder constitute legal, valid and binding obligations of it, enforceable against it, subject as to enforcement to laws of general applicability including those relating to or affecting creditors' rights and to general principles of equity and public policy rules and regulations.

4.3 The Vendor agrees that its Connected Persons named in Schedule 1 will be bound by the obligations, representations and warranties on the part of the Vendor and the Vendor shall procure compliance by such Connected Persons therewith.

5.    CONFIDENTIALITY

5.1   RESTRICTION

      Subject to Clause 5.2 below, the Vendor shall not make any announcement or public disclosure concerning this Deed or its subject matter without the prior written approval of the Purchaser and the Vendor will maintain appropriate secrecy about the possibility, and terms of, the Offer.

5.2   DISCLOSURE

      The Vendor irrevocably consents to the issue of any Offer Document (and any related press announcement required by Rule 2.5 of the City Code) incorporating references to the Vendor and to the provisions of this Deed. The Vendor acknowledges that this Deed may be made available for public inspection.

5.3   PERSISTENCE OF RESTRICTIONS

      The restrictions contained in this Clause 5 shall survive completion and the termination of this Deed.

6.    PROVISIONS RELATING TO THIS DEED

6.1   NO ASSIGNMENT

      This Deed shall be binding upon and inure for the benefit of the successors of the parties but shall not be assignable or transferable.

6.2   INVALIDITY

      If any provision of this Deed shall be held to be illegal, void, invalid or unenforceable under the laws of any jurisdiction, the legality, validity and enforceability of the remainder of this Deed in that jurisdiction shall not be affected, and the legality, validity and enforceability of the whole of this Deed shall not be effected in any other jurisdiction.

6.3   TIME OF THE ESSENCE

      Time shall be of the essence.

6.4   ENTIRE AGREEMENT

      (A) This Deed, together with any documents referred to in it, constitutes the whole agreement between the parties relating to its subject matter and supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, assurances and arrangements of any nature, whether in writing or oral, relating to such subject matter.

      (B) Each party acknowledges that it has not been induced or enter into this Deed by, and that it does not in connection with this Deed or its subject matter rely on, any representation, warranty, promise or assurance by the other party or any other person other than those contained in this Deed and, having negotiated and freely entered into this Deed, agree that it shall have no remedy in respect of any other such representation, warranty, promise or assurance except in the case of fraud.

      (C)   No variation of this Deed shall be effective unless made in writing.

6.5   COUNTERPARTS

      This Deed may be executed in any number of counterparts including facsimile copies, which shall together constitute one Deed. Any party may enter into this Deed by signing any such counterpart. This Deed shall be of no legal effect until it has been executed by or on behalf of both parties.

6.6   NOTICES

      (A) Any notice (which term shall include any other communication) required to be given under this Deed or in connection with the matters contemplated by it shall be in writing in English language.

      (B) Any such notice shall be addressed as provided in Clause 6.6(C) and may be:-

            (i) personally delivered, in which case it shall be deemed to have been given upon delivery at the relevant address; or

            (ii) if within the United Kingdom, sent by first class pre-paid post, in which case it shall be deemed to have been given two Business Days after the date of posting; or

            (iii) if from or to any place outside the United Kingdom, sent by pre-paid priority airmail, in which case it shall be deemed to have been given seven Business Days after the date of posting; or

            (iv) sent by facsimile, in which case it shall be deemed to have been given when despatched subject to confirmation of uninterrupted transmission by a transmission report provided that any notice despatched by facsimile after 17.00 hours on any day shall be deemed to have been received at 09.00 on the next Business Day.

      (C) The addresses and other details of the parties referred to in Clause 6.6(B) are, subject to Clause 6.6(D):-

            The Vendor

            Address:                   2404 Rock Creek Drive,
                                       Kerrville,
                                       Texas,
                                       USA,
                                       78028.

            Facsimile number:

            The Purchaser

            For the attention of:   General Manager, GE Energy
                                    Management Systems

            Address:                4200 Wildwood Pkwy
                                    Atlanta
                                    GA 30339

            Facsimile number:       +1 770 859 6941

            With a copy to: General Electric Company
                                    GE Power Systems
                                    4200 Wildwood Pkwy
                                    Atlanta
                                    GA 30339

                                    Facsimile number: +1 770 859 7012

                                    For the attention of: General Counsel
                                    and

                                    C.W.Y.Underhill
                                    Slaughter and May
                                    35 Basinghall Street,
                                    London EC2V 5DB
                                    Facsimile number: +44 20 7600 0289

      (D) Any party to this Deed may notify the other parties of any change to the address or any of the other details specified in Clause 6.6(C), provided that such notification shall only be effective on the date specified, in such notice or five Business Days after the notice is given, whichever is later.

6.7   ENGLISH LAW

      This Deed shall be governed by, and construed in accordance with, English law and the English courts shall have exclusive jurisdiction to determine all disputes in relation to it. The Vendor agrees that if it defaults in its obligations hereunder damages alone would not be an adequate remedy and an order for specific and no proof of special damages shall be necessary for the enforcement of its obligations hereunder.

6.8   PROCESS AGENT

      The Vendor appoints the Company at its registered office as its process agent to receive on its behalf service of process in any proceedings in England. Service upon the process agent shall be good service upon the Vendor whether or not it is forwarded to and received by the Vendor. If for any reason the process agent ceases to be able to act as process agent, or no longer has an address in England, the Vendor irrevocably agrees to appoint a substitute process agent with an address in England acceptable to the Purchaser and to deliver to the Purchaser a copy of the substitute process agent's acceptance of that appointment within 20 Business Days. In the event that the Vendor fails to appoint a substitute process agent, it shall be effective service for the Purchaser to serve the process upon the last known address in England of the last known process agent for the Vendor notified to the Purchaser, notwithstanding that such process agent is not longer found at such address or has ceased to act.

6.9   NO OFFER

      This Deed does not and will not constitute an offer, undertaking or commitment of any kind by the Purchaser to purchase all or any of the Committed Shares.

7.    COSTS

      Each party shall pay its own costs of and incidental to this Deed and any resultant sale or purchase of Committed Shares or Committed Options and, for the avoidance of doubt, any stamp duty or stamp duty reserve tax payable in connection therewith shall be payable by the Purchaser.

IN WITNESS whereof this document has been executed and delivered as a deed on the date first before written.



SIGNED AS A DEED                    )
BY CHARLES WARREN FERGUSON          )
in the presence of:                 )



SIGNED AS A DEED                    )
BY GE Power Systems Equities, Inc.  )
in the presence of:                 )

                                   SCHEDULE 1

                                     PART 1

                              THE COMMITTED SHARES



NUMBER, CLASS AND         NAME AND ADDRESS OF     NAME AND ADDRESS OF
DENOMINATION              REGISTERED OWNER        BENEFICIAL OWNER


1,000                     Charles Warren Ferguson
                          2404 Rock Creek Drive,
                          Kerrville,
                          Texas, USA, 78028

300                       Charles Warren Ferguson
                          2404 Rock Creek Drive,
                          Kerrville,
                          Texas, USA, 78028




                                     PART 2

                              THE COMMITTED OPTIONS

NUMBER OF   DATE OF GRANT NAME AND ADDRESS OF         NAME AND ADDRESS OF
OPTIONS                   REGISTERED OWNER            BENEFICIAL OWNER

189,000                   Charles Warren Ferguson     Charles Warren Ferguson
                          2404 Rock Creek Drive,      2404 Rock Creek Drive,
                          Kerrville,                  Kerrville,
                          Texas, USA, 78028           Texas, USA, 78028

                                   SCHEDULE 2

                               ROLL-OVER PROPOSAL

Under the Roll-over Proposal, employees and directors of the Company and its subsidiaries who are holders ("Company Optionholders") of options ("Company Options") over Ordinary Shares and/or American Depositary Shares (collectively, "Shares") will be entitled to have options over shares in General Electric Company ("GE Options") issued to them in substitution for, at the relevant Company Optionholders' discretion, some or all of their existing Options ("Rolled-over Options"). Such GE Options will be granted on the same terms and conditions as those applying to the Rolled-over Options. GE Options will be granted in respect of a number of shares of common stock of General Electric Company equal to the number of Shares the subject of the Rolled-over Options multiplied by the Roll-over Adjustment Ratio. The exercise price per share of common stock of General Electric Company subject to each GE Option will be the exercise price per Share the subject of the Rolled-over Option divided by the Roll-over Adjustment Ratio. "Roll-over Adjustment Ratio" means the amount produced by dividing 20 by the average of the daily high and low trading prices on the New York Stock Exchange of the common stock of General Electric Company on each of the five successive trading days ending on the day prior to the Purchase Date (as defined in the Acquisition Agreement).

Company Optionholders accepting the Roll-over Proposal will be paid a bonus cash payment (the "Roll-over Bonus") equal to 10 per cent. of the value of the Rolled-over Options (i.e. 10 per cent. of the product of the Offer Price less the exercise price multiplied by the number of Shares the subject of the Rolled-over Options); one half of the Roll-over Bonus will be payable 90 days after acceptance by the relevant Company Optionholder of the Roll-over Proposal, with the balance being payable 270 days after acceptance by the relevant Company Optionholder of the Roll-over Proposal, conditional, in each case (except for non-executive directors), on the relevant Company Optionholder not then having terminated his employment.

GE Options granted pursuant to the Rollover Proposal in respect of Company Options granted subject to a condition that the share price of Company Shares is not less than $24 will vest in three equal tranches, on the first, second and third anniversaries of the date of grant.